Press Release

Exhibit 99.3

For Immediate Release

August 13th 2014

Markit reports second quarter 2014 financial results

London and New York, NY – Markit Ltd. (Nasdaq: MRKT), a leading global diversified provider of financial information services, today announced financial results for the second quarter ended June 30th 2014 under International Financial Reporting Standards (IFRS).

Financial highlights in second quarter 2014

–	Revenue increased by $26.3 million, or 11.0% year over year, to $264.6 million, driven by growth in all three business segments: Information (+5.7%), Processing (+1.7%) and Solutions (+35.7%)

–	On a constant currency basis, revenue grew by 7.1%, comprising organic revenue growth of 4.3% and acquisition related revenue growth of 2.8%

–	Recurring revenue of 94.7%; recurring fixed revenue increased to $134.5 million or 50.8% of total revenue

–	Adjusted EBITDA grew 7.7% year over year to $120.0 million with an Adjusted EBITDA margin of 45.4%

–	Adjusted Earnings were $68.3 million and Adjusted Earnings per share, diluted were $0.37

Operational highlights in second quarter 2014

–	Completed initial public offering on June 24th 2014 and listed common shares on the Nasdaq Global Select Market under the symbol “MRKT”

–	Entered agreement to acquire majority stake of Compliance Technologies International LLP (CTI) which will result in incremental revenues in the second half 2014

–	Announced launch of Markit I Genpact KYC Services, in partnership with Genpact

“Following our successful IPO, we are pleased to announce our first quarterly results as a public company. At Markit, we are focused on providing products to address the critical needs of our customers and creating longterm value for our shareholders. We are committed to delivering on the promises made to investors during the IPO, and to seizing opportunities to grow the business profitably,” said Lance Uggla, chairman and chief executive officer.

“Our results represent another step forward on that journey. For the first half of 2014, Markit delivered solid results across all our key performance indicators and we saw encouraging progress on new initiatives.” Mr. Uggla concluded: “Notwithstanding the continuing challenges in the financial markets, particularly in fixed income, we remain well positioned to deliver on our longterm financial objectives of organic revenue growth of 5% to 7%, overall double digit revenue growth including acquisitions and Adjusted EBITDA margin in the low to mid 40s.”

Markit Ltd.

Press Release

Table 1: Markit Ltd. selected financial information

	For the three months ended June 30th			For the six months ended June 30th
($ millions except percentages and per share amounts)	2014	2013	YoY	2014	2013	YoY
Revenue	264.6	238.3	11.0%	524.0	465.7	12.5%
Operating expenses	(144.6)	(126.9)	13.9%	(287.3)	(252.0)	14.0%
Adjusted EBITDA (1)	120.0	111.4	7.7%	236.7	202.2	17.1%
Adjusted EBITDA margin (2)	45.4%	46.7%	N/A	45.2%	45.8%	N/A
Adjusted Earnings (1)	68.3	70.8	(3.5)%	141.2	118.3	19.4%
Adjusted Earnings per share, diluted (3)	0.37	0.41	(9.8)%	0.78	0.68	14.7%

(1)	See “Reconciliation to Non-IFRS Financial Measures” for definitions of Adjusted EBITDA and Adjusted Earnings, which are non-IFRS financial measures, and for reconciliations to their most directly comparable IFRS financial measures.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

(3)	Adjusted Earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares issued and outstanding used to compute earnings per share, diluted. See the Consolidated Income Statement (unaudited) for the weighted average number of shares issued and outstanding used to compute earnings per share, diluted for each period.

Revenue

Revenue increased by $26.3 million, or 11.0%, to $264.6 million for the three months ended June 30th 2014, from $238.3 million for the three months ended June 30th 2013. On a constant currency basis, our revenue growth was 7.1%, or $17.1 million, for the three months ended June 30th 2014 as compared to the three months ended June 30th 2013.

Organic revenue growth accounted for $10.3 million, or 4.3% of the 11.0% increase. This was driven by new business wins across our Solutions and Information segments and revenue linked to customer assets under management in the loan market during the second quarter of 2014.

Acquisitions contributed $6.8 million to revenue growth, or 2.8% of the 11.0% increase in revenue, associated with the acquisitions in our Solutions segment of Markit Corporate Actions and thinkFolio, which were acquired in July 2013 and January 2014, respectively.

We experienced a favourable movement in exchange rates period over period, which increased our revenue growth by $9.2 million, or 3.9% of the 11.0% increase in revenue.

Recurring fixed revenue as a percentage of total revenue increased from 49.9% for the three months ended June 30th 2013, to 50.8% for the three months ended June 30th 2014. Recurring fixed revenue increased from $118.8 million for the three months ended June 30th 2013 to $134.5 million for the three months ended June 30th 2014, as a result of new business wins in our Information and Solutions segments, and as a result of a number of existing customers moving from variable revenue contracts to fixed revenue contracts in the Information Valuation and Trading Services subdivision. Recurring variable revenue as a percentage of total revenue decreased from 46.3% for the three months ended June 30th 2013, to 43.9% for the three months ended June 30th 2014. Recurring variable revenue increased from $110.4 million for the three months ended June 30th 2013 to $116.0

Press Release

million for the three months ended June 30th 2014, largely due to increased customer assets under management within the strong loans market during the second quarter of 2014, and the acquisition of Markit Corporate Actions in our Solutions Managed Services subdivision, partially offset by the previously mentioned change in customer contracts in the Information Valuation and Trading Services subdivision. Non-recurring revenue as a percentage of total revenue increased from 3.8% for the three months ended June 30th 2013, to 5.3% for the three months ended June 30th 2014, principally due to new business wins in our Solutions segment.

Operating expenses

Operating expenses increased by $17.7 million, or 13.9%, to $144.6 million for the three months ended June 30th 2014, from $126.9 million for the three months ended June 30th 2013. As a percentage of revenue, operating expenses increased from 53.3% for the three months ended June 30th 2013 to 54.6% for the three months ended June 30th 2014.

Personnel costs contributed 61.2% and 61.8% of total operating expenses for the three months ended June 30th 2013 and 2014, respectively. Personnel costs increased by $11.7 million, or 15.1%, to $89.3 million for the three months ended June 30th 2014. This increase was driven by several factors, including the addition of employees due to acquisitions, continued investment in products to facilitate future growth, increases in employee cash compensation levels, as well as the impact of adverse movements in foreign exchange rates. In 2013 we revised our discretionary compensation structure, which resulted in an increased cash award and lower equity award, both in terms of annual pay and discretionary cash compensation.

Exceptional items

Exceptional items for the three months ended June 30th 2014 were a net expense of $31.3 million, and principally consisted of costs associated with the initial public offering, including the recognition of a liability for social security costs on future option exercises, initial public offering preparation and execution costs and accelerated share based compensation charges. The completion of the initial public offering during the second quarter of 2014 required the recognition of the liability for social security costs on future option exercises of $20.1 million. The initial public offering preparation and execution costs of $8.4 million consisted of legal and other professional fees associated with the initial public offering. Accelerated share based compensation charges of $1.0 million represents the acceleration of the accounting charge for options which vested upon the completion of the initial public offering. In addition, we incurred legal advisory fees of $1.8 million for the three months ended June 30th 2014, related to ongoing antitrust investigations by the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to credit derivatives and related markets.

Exceptional items for the three months ended June 30th 2013 included $1.1 million of legal advisory fees related to the ongoing antitrust investigation by the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to credit derivatives and related markets.

Income tax expense

Income tax expense was $9.6 million for the three months ended June 30th 2014, compared to $14.8 million for the three months ended June 30th 2013, a decrease of $5.2 million, or 35.1%, reflecting the impact of tax deductible exceptional costs. Our effective tax rate was 24.6% for the three months ended June 30th 2014, compared to 21.7% for the three months ended June 30th 2013, principally reflecting the impact of non-deductible exceptional items, the proportion of profits earned in higher tax jurisdictions and adjustments relating to prior periods.

Press Release

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $120.0 million for the three months ended June 30th 2014 increased by $8.6 million, or 7.7%, from $111.4 million for the three months ended June 30th 2013. This growth was within our Solutions and Information segments. See “Reconciliation to Non-IFRS Financial Measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

Adjusted EBITDA margin decreased to 45.4% for the three months ended June 30th 2014 compared to the Adjusted EBITDA margin of 46.7% for the three months ended June 30th 2013, largely as a result of investments in new product offerings in the Solutions segment.

Adjusted Earnings

Adjusted Earnings for the three months ended June 30th 2014, decreased $2.5 million, or 3.5%, to $68.3 million from $70.8 million for the three months ended June 30th 2013. This reflects the financial performance discussed above, including in particular the impact of a tax adjustment related to prior periods in the three months ended June 30th 2013, which increased Adjusted Earnings in the second quarter of 2013 by approximately $5.0 million. See “Reconciliation to Non-IFRS Financial Measures” for a reconciliation of Adjusted Earnings to profit for the period from continuing operations.

Table 2: Segmental analysis

	For the three months ended June 30th		For the six months ended June 30th
($ in millions, except percentages)	2014	2013	2014	2013
Segmental data:
Information	122.2	115.6	239.9	227.2
Processing	72.1	70.9	144.2	136.1
Solutions	70.3	51.8	139.9	102.4
Total revenue	264.6	238.3	524.0	465.7
Information	58.6	55.0	113.8	106.4
Processing	38.9	39.0	78.2	73.7
Solutions	22.5	17.4	44.7	33.6
Non-controlling interests	–	–	–	(11.5)
Total Adjusted EBITDA	120.0	111.4	236.7	202.2
Information	48.0%	47.6%	47.4%	46.8%
Processing	54.0%	55.0%	54.2%	54.2%
Solutions	32.0%	33.6%	32.0%	32.8%
Total Adjusted EBITDA margin (1)	45.4%	46.7%	45.2%	45.8%

(1)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

Information

Revenue in our Information segment increased by $6.6 million, or 5.7%, to $122.2 million for the three months ended June 30th 2014, compared to $115.6 million for the three months ended June 30th 2013. The revenue increase was largely driven by the positive impact of foreign exchange movements across the segment and by new business wins within the Pricing and Reference Data subdivision.

Press Release

Adjusted EBITDA in our Information segment increased by $3.6 million, or 6.5%, to $58.6 million for the three months ended June 30th 2014, compared to $55.0 million for the three months ended June 30th 2013. This increase was largely attributable to the revenue growth described above. Adjusted EBITDA margin was 48.0% for the three months ended June 30th 2014, compared to 47.6% for the three months ended June 30th 2013.

Processing

Revenue in our Processing segment increased by $1.2 million, or 1.7%, to $72.1 million for the three months ended June 30th 2014, from $70.9 million for the three months ended June 30th 2013. This reflects a small decline in revenue in our derivatives processing product offset by favourable foreign exchange movements.

Adjusted EBITDA in our Processing segment remained broadly consistent at $38.9 million for the three months ended June 30th 2014, compared to $39.0 million for the three months ended June 30th 2013. Our Adjusted EBITDA margin decreased to 54.0% for the three months ended June 30th 2014, from 55.0% for the three months ended June 30th 2013.

Solutions

Revenue in our Solutions segment increased by $18.5 million, or 35.7%, to $70.3 million for the three months ended June 30th 2014, from $51.8 million for the three months ended June 30th 2013. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services subdivisions and revenue linked to assets under management in the loan market, in addition to the impact of the acquisitions of Markit Corporate Actions and thinkFolio.

Adjusted EBITDA in our Solutions segment increased by $5.1 million, or 29.3%, to $22.5 million for the three months ended June 30th 2014, from $17.4 million for the three months ended June 30th 2013. This increase was largely driven by the revenue growth described above. Our Adjusted EBITDA margin decreased to 32.0% for the three months ended June 30th 2014, from 33.6% for the three months ended June 30th 2013, primarily as a result of investment in new product offerings in the Managed Services subdivisions.

Webcast and conference call information

Markit’s management will host a live audio webcast and conference call at 8.30am (EST) today to review and discuss the company’s results. The webcast can be accessed on Markit’s investor relations website at http://www.markit.com/company/investors. A replay of the webcast and the presentation used in the webcast will be available through the same link following the live webcast and conference call.

Note on IFRS reporting standards

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. We maintain our books and records in US dollars. We have made rounding adjustments to some of the figures included in this press release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this press release are in US dollars.

Use of non-IFRS financial measures

Non-IFRS results are presented only as a supplement to our financial statements based on IFRS. Non-IFRS financial information is provided to enhance understanding of our financial performance, but none of these non-IFRS financial measures are recognised terms under IFRS and non-IFRS measures should not be considered in isolation from, or as a substitute analysis for, our results of

Press Release

operations as determined in accordance with IFRS. Definitions and reconciliations of non-IFRS measures to the most directly comparable IFRS measures are provided within the schedules attached to this release.

We use non-IFRS measures in our operational and financial decision making, as we believe that it is useful to exclude certain items in order to focus on what we regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-IFRS measures which are also used to prepare strategic plans and annual budgets and review management compensation. We also believe that investors may find non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-IFRS financial measures are not a substitute for IFRS disclosures.

Non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present non-IFRS measures when reporting their results. Non-IFRS measures have limitations as an analytical tool. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Non-IFRS measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Markit expects, believes or anticipates will or may occur in the future are forward-looking statements. Markit’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect its businesses and operations. Although Markit believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to Markit. When used in this press release, the words “anticipate,” “believe,” “intend,” “expect,” “estimate,” “plan,” “will” or other similar words are intended to identify forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Markit, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Further information on such assumptions, risks and uncertainties is available in Markit’s filings with the US Securities and Exchange Commission. Markit undertakes no obligation and does not intend to update or correct these forward-looking statements to reflect events or circumstances occurring after the date of this press release, except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

About Markit

Markit is a leading global diversified provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 3,000 people in 10 countries. Markit shares are listed on Nasdaq under the symbol “MRKT.” For more information, please see www.markit.com.

Press Release

Media enquiries, please contact:

Teresa Chick

Markit

Managing Director, Corporate Communications

Telephone: +44 (0)20 7260 2094

Email: teresa.chick@markit.com

Ed Canaday

Markit

Director, Corporate Communications

Telephone: +1 646 679 3031

Email: ed.canaday@markit.com

Investor enquiries, please contact:

Matthew Kolby

Markit

Managing Director, Investor Relations

Telephone: +1 646 679 3140

Email: ir@markit.com

Press Release

Markit Ltd.

Consolidated income statement (unaudited)

	Three months ended June 30th 2014	Three months ended June 30th 2013	Six months ended June 30th 2014	Six months ended June 30th 2013
	$’m	$’m	$’m	$’m

Revenue	264.6	238.3	524.0	465.7

Operating expenses	(144.6)	(126.9)	(287.3)	(252.0)
Exceptional items	(31.3)	(1.1)	(42.4)	2.0
Acquisition related items	(2.2)	(0.1)	(5.0)	(0.1)
Amortisation – acquisition related	(14.1)	(11.9)	(28.3)	(24.4)
Depreciation and amortisation	(23.5)	(20.7)	(46.8)	(40.5)
Share-based compensation	(3.1)	(2.0)	(6.1)	(3.9)
Other gains/(losses) – net	(2.9)	(2.1)	(5.4)	10.8

Operating profit	42.9	73.5	102.7	157.6

Finance costs – net	(3.9)	(5.3)	(8.3)	(10.3)

Profit before income tax	39.0	68.2	94.4	147.3

Income tax expense	(9.6)	(14.8)	(25.2)	(35.6)

Profit for the period	29.4	53.4	69.2	111.7

Profit attributable to:
Owners of the parent	29.4	53.4	69.2	104.1
Non-controlling interests	-	-	-	7.6

	29.4	53.4	69.2	111.7

	$	$	$	$
Basic earnings per share	0.17	0.31	0.39	0.61
Diluted earnings per share	0.16	0.30	0.38	0.60

Weighted average number of shares used to compute earnings per share, basic	177,294,380	172,526,170	177,043,980	171,815,930
Weighted average number of shares used to compute earnings per share, diluted	182,777,170	174,304,740	180,724,370	173,500,490

There were no discontinued operations for either period presented.

Press Release

Markit Ltd.

Consolidated balance sheet (unaudited)

	June 30th	December 31st
	2014	2013
Assets	$’m	$’m
Non-current assets
Property, plant and equipment	65.0	62.3
Intangible assets	2,829.4	2,717.8
Deferred income tax assets	159.3	108.5
Derivative financial instrument assets	–	0.3

Total non-current assets	3,053.7	2,888.9

Current assets
Trade and other receivables	274.5	231.2
Derivative financial instruments	1.9	0.9
Current income tax receivables	4.8	3.6
Cash and cash equivalents	97.5	75.3

Total current assets	378.7	311.0

Total assets	3,432.4	3,199.9

Equity
Capital and reserves
Common shares	1.8	0.2
Share premium	427.8	372.9
Other reserves	29.5	19.5
Retained earnings	1,805.5	1,663.3

Equity attributable to owners of the parent	2,264.6	2,055.9

Total equity	2,264.6	2,055.9

Liabilities
Non-current liabilities
Borrowings	489.1	472.7
Trade and other payables	48.9	29.6
Derivative financial instruments	0.6	0.3
Deferred income tax liabilities	149.9	140.6

Total non-current liabilities	688.5	643.2

Current liabilities
Borrowings	93.9	101.9
Trade and other payables	191.1	198.6
Deferred income	180.7	177.9
Current income tax liabilities	5.5	14.3
Derivative financial instruments	8.1	8.1

Total current liabilities	479.3	500.8

Total liabilities	1,167.8	1,144.0

Total equity and liabilities	3,432.4	3,199.9

Press Release

Markit Ltd.

Consolidated statement of cash flows (unaudited)

	Six months ended June 30th 2014	Six months ended June 30th 2013
	$‘m	$‘m
Profit before income tax	94.4	147.3
Adjustment for:
Amortisation – acquisition related	28.3	24.4
Depreciation and amortisation – other	46.4	40.3
Loss on disposal of property, plant and equipment	0.4	0.2
Profit on sale of available-for-sale financial assets	-	(4.2)
Fair value gains on derivative financial instruments	(1.0)	(3.8)
Fair value gains on contingent consideration	-	(0.1)
Share-based compensation	13.4	3.9
Finance costs – net	8.3	10.3
Foreign exchange (gains)/losses and other non-cash charges in operating activities	-	(7.0)
Changes in working capital:
Increase in trade and other receivables	(35.0)	(24.1)
Increase/(decrease) in trade and other payables	3.2	(16.1)

Cash generated from operations	158.4	171.1

Cash flows from operating activities
Cash generated from operations	158.4	171.1
Interest paid	(3.9)	(3.3)
Income tax paid	(25.8)	(32.6)

Net cash generated from operating activities	128.7	135.2

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(85.9)	(28.5)
Purchases of property, plant and equipment	(15.0)	(18.8)
Proceeds from sale of available-for-sale financial assets	-	5.3
Purchases of intangible assets	(48.7)	(47.7)
Interest received	0.1	0.1

Net cash used in investing activities	(149.5)	(89.6)

Cash flows from financing activities
Proceeds from issuance of common shares	38.8	46.9
Share buy back	(52.0)	(52.1)
Transactions with non-controlling interest in subsidiaries	-	(178.0)
Proceeds from borrowings	100.0	155.0
Repayments of borrowings	(40.0)	(89.5)
Prepaid facility fees	(4.1)	-

Net cash (used in)/generated from financing activities	42.7	(117.7)

Net decrease in cash and cash equivalents	21.9	(72.1)

Cash and cash equivalents at beginning of period	75.3	110.2
Net (decrease) / increase in cash and cash equivalents	21.9	(72.1)
Exchange gains/(losses) on cash and cash equivalents	0.3	(1.7)

Cash and cash equivalents at end of period	97.5	36.4

Press Release

Markit Ltd.

Reconciliation to Non-IFRS financial measures

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share-based compensation and net other gains or losses and excluding Adjusted EBITDA attributable to non-controlling interests.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended June 30th		For the six months ended June 30th
($ in millions)	2014	2013	2014	2013
Profit for the period	29.4	53.4	69.2	111.7
Income tax expense	9.6	14.8	25.2	35.6
Finance costs – net	3.9	5.3	8.3	10.3
Depreciation and amortisation – other	23.5	20.7	46.8	40.5
Amortisation – acquisition related	14.1	11.9	28.3	24.4
Acquisition related items	2.2	0.1	5.0	0.1
Exceptional items	31.3	1.1	42.4	(2.0)
Share-based compensation	3.1	2.0	6.1	3.9
Other losses/(gains) – net	2.9	2.1	5.4	(10.8)
Adjusted EBITDA attributable to non-controlling interests	–	–	–	(11.5)
Adjusted EBITDA	120.0	111.4	236.7	202.2

Adjusted Earnings

Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share-based compensation, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests.

In addition we use Adjusted Earnings to calculate Adjusted Earnings per share, diluted.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended June 30th		For the six months ended June 30th
($ in millions)	2014	2013	2014	2013
Profit for the period	29.4	53.4	69.2	111.7
Amortisation – acquisition related	14.1	11.9	28.3	24.4
Acquisition related items	2.2	0.1	5.0	0.1
Exceptional items	31.3	1.1	42.4	(2.0)
Share-based compensation	3.1	2.0	6.1	3.9
Other losses/(gains) – net	2.9	2.1	5.4	(10.8)
Unwind of discount (1)	2.4	3.3	4.9	6.8
Tax effect of above adjustments	(17.1)	(3.1)	(20.1)	(6.1)
Adjusted Earnings attributable to non-controlling interests	–	–	–	(9.7)
Adjusted Earnings	68.3	70.8	141.2	118.3

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

-Ends-